SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)

TEXAS PACIFIC LAND TRUST

(Name of Subject Company)

Mercury Real Estate Advisors LLC, David R. Jarvis and Malcolm F. MacLean IV

(Name of Person(s) Filing Statement)

Sub-share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each

(Title of Class of Securities)

882610108

(CUSIP Number of Class of Securities)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

If Texas Pacific Land Trust (the “Company”) were to conduct any issuer self-tender offer, the Company’s certificate holders should read the Company’s solicitation/recommendation statement, together with any amendments or supplements thereto, if and when filed with the SEC because they would contain important information about any such offer. Copies of such documents may be obtained without charge at the SEC’s website at www.sec.gov.

FOR IMMEDIATE RELEASE

MERCURY DEMANDS DUTCH AUCTION TENDER

OFFER FOR UNDERVALUED SHARES

GREENWICH, CT, October 31, 2006 –– Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Roy Thomas, Texas Pacific Land Trust’s (NYSE: TPL) General Agent.

MERCURY REAL ESTATE ADVISORS LLC

3 River Road

Greenwich, Connecticut 06807

October 31, 2006

Texas Pacific Land Trust

Attn: Roy Thomas, General Agent

1700 Pacific Avenue

Suite 1670

Dallas, TX 75201

Dear Mr. Thomas:

In response to your letter dated August 18, 2006, we are well aware of the various Securities and Exchange Commission rules and restrictions that Texas Pacific Land Trust (“TPL” or the “Company”) faces regarding share repurchases, as well as the thin trading volume of the Company’s shares, which makes open-market repurchases by the Company of its own shares challenging at times. However, your management team can and should do more by implementing a “Dutch Auction” tender offer in which the Company could buy back a significantly greater number of shares in a much more efficient manner as compared to daily bidding in the open market. If you feel that you need contacts within an investment bank for assistance in executing a “Dutch Auction” tender offer, we would be pleased to make the appropriate introductions.

Texas Pacific Land Trust must recognize that to maximize value for its certificate holders, cash and cash equivalents of over $12.5 million as of June 30, 2006 must not be left idle on the balance sheet and needs to be used to repurchase shares or, alternatively, immediately returned to shareholders. As the Trust generates steady, recurring income primarily through the sale of its land holdings, oil and gas royalties, grazing leases and interest on notes receivable, there are virtually no capital expenditure requirements, and as such, no reason to hold the cash on the balance sheet.

As we have previously expressed, Texas Pacific Land Trust’s shares remain dramatically undervalued relative to their liquidation value. Management must seize this opportunity and aggressively buy back shares through a “Dutch Auction” tender offer, or, alternatively, return all excess cash to its certificate holders. Leaving substantial amounts of cash on the balance sheet is totally unacceptable. We demand an immediate meeting with the Board of Trustees to further discuss the appropriate strategy for realizing the untapped value of the Company.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President